Points International Welcomes Jumeirah Group to Points.com

TORONTO, February 20, 2007 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF)—owner and operator of the world's leading reward-management portal, Points.com—is pleased to announce an agreement with Jumeirah Group to add Jumeirah's Sirius Recognition and Rewards Programme to Points.com.

"We are very excited to be working with Jumeirah," said Rob MacLean, chief executive officer of Points International. "The Jumeirah Group has a well-deserved reputation for innovation in the luxury travel field, and we are confident that members of the Sirius program will enjoy the unique reward-management tools offered by Points.com."

Natasha de Bodt, Head of CRM for Jumeirah, said, "We are extremely happy to be working with Points.com on this new partnership for Jumeirah. The Points.com concept is truly innovative and complements our company's commitment to originality. By partnering with Points.com we are now able to offer the members of our Recognition and Rewards Programme, Sirius, even more choice of where and how they wish to reward themselves."

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

About Jumeirah

Jumeirah properties are regarded as among the most luxurious and innovative in the world and have won numerous international travel and tourism awards. The Dubai-based luxury international hospitality group encompasses the world-renowned Burj Al Arab, the world's most luxurious hotel; the multi-award winning Jumeirah Beach Hotel; Jumeirah Emirates Towers;, Madinat Jumeirah and Jumeirah Bab Al Shams Desert Resort & Spa. Jumeirah has also expanded internationally and manages the Jumeirah Carlton Tower and Jumeirah Lowndes Hotel in London's Belgravia, and the Jumeirah Essex House, one of New York's most prominent hotels. Building on this success, Jumeirah Group has become a member of Dubai Holding, a collection of leading Dubai-based businesses and projects, in a step that aims to initiate a new phase of growth and development for the group.

Sirius is Jumeirah's award winning recognition and reward programme, providing frequently visiting guests to Jumeirah an opportunity to benefit from exclusive rewards and privileges. Sirius members earn 1 Sirius Point for every $3US of qualifying spending. Members may accumulate points at all Jumeirah hotels, restaurants and spas worldwide, as well as at selected retail partners.

Members may redeem their Sirius Points for a range of rewards, including room upgrades, dinners for two or even spa treatments at any Jumeirah hotel worldwide. Alternatively, they may exchange their Sirius Points for a whole host of new redemptions options from retail to points transfer through Points.com.

Sirius is divided into three tiers — Blue, Silver and Gold — with Gold its most illustrious and coveted tier. Each tier has its own set of amazing benefits; for more details please go to the Sirius website.

Jumeirah website: http://www.jumeirah.com
Sirius website – www.mysiriuscard.com

For more information contact:

For investor relations:

Christopher Barnard, President, Points International Ltd., (416) 596-6381, christopher.barnard@points.com;

Allyson Pooley, Integrated Corporate Relations, (310) 954-1100, Allyson.Pooley@icrinc.com.

Corporate website: www.points.com/corporate

For partnerships and other inquiries:

Peter Lockhard, Senior Vice President Partners, Points International Ltd., (416) 596-6392, peter.lockhard@points.com.

Jumeirah

Anne Bleeker, Director of Public Relations & Communications, Jumeirah, PO Box 73137 Dubai, United Arab Emirates, +971 4 3300111, Extension 762, anne.bleeker@jumeirah.com